Exhibit 4.3

***Text Omitted and Filed Separately

with the Securities and Exchange Commission.

Confidential Treatment Requested

Under 17 C.F.R. Sections 200.80(b)(4)

and 230.406.

Voices Against Brain Cancer

Research and Development Grant Agreement for Tocagen Inc.

This Agreement, dated June 5, 2013, by and between Tocagen Inc. (“Tocagen”), a Delaware corporation with an address at 3030 Bunker Hill Street, Suite 230, San Diego, CA 92109 and Voices Against Brain Cancer (“VABC”) a non-profit corporation with an address at Voices Against Brain Cancer 1375 Broadway, 3rd Floor, New York, NY 10018.

WHEREAS, Tocagen is a biopharmaceutical company that is developing certain drugs based on a novel replicating gene transfer platform that may aid in the treatment of brain cancer (the “Brain Cancer Therapies”); and

WHEREAS, the Brain Cancer Therapies being developed by Tocagen are to be evaluated in patients with brain cancer (the “Brain Cancer Therapies Program”); and

WHEREAS, VABC is a nonprofit organization, described under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, whose charitable purpose is to find a cure for brain cancer; and

WHEREAS, VABC desires to fund the efforts of Tocagen in order to allow Tocagen to conduct further development and clinical trials of the Brain Cancer Therapies; and

WHEREAS, VABC believes that the conduct of laboratory and clinical trials of the Brain Cancer Therapies will further its mission by awarding Tocagen a Research and Development Grant.

NOW THEREFORE, the parties agree as follows:

1. Research and Development Grant. VABC is hereby awarding a Research and Development Grant to Tocagen (the “Grant”) at the level of Three Hundred Thousand Dollars ($300,000) to cover a […***…] period (the “Grant Period”), to be used by Tocagen during the Grant Period for research and development and clinical trials of the Brain Cancer Therapies.

2. Payment Installments. The payment of $300,000 (the “Grant Payment”) will be paid […***…] days from execution of this agreement via check. The Grant Period shall commence upon receipt of the Grant Payment by Tocagen.

3. Repayment of Unused or Improperly Used Funds. Any funds not expended or committed for the purpose of this Grant must be returned to VABC within […***…] days of the end of the Grant Period, unless a no-cost extension has been requested and approved. Written request for no-cost extension should include explanation for the extension, statement of the balance of Grant monies remaining, full accounting of funds extended, and anticipated disbursement of

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the remaining funds. VABC shall determine, in its sole discretion, whether to approve a no-cost extension.

4. Recovery of Grant Amount.

4.1 In the event the Brain Cancer Therapies are successfully brought to market and the Net Sales of the Brain Cancer Therapies equal or exceed the Benchmark within […***…] years of this Agreement, Tocagen shall, at the option of VABC, pay to VABC on the Realization Date or at any time prior to the Outside Date, an amount equal to the Grant, plus Interest (the “Grant Amount’’). For purposes of this agreement, the following definitions shall apply:

(a)	“Benchmark” shall mean the point at which the Net Sales of the Brain Cancer Therapies developed by Tocagen for humans have reached a total of […***…] ($[…***…]) Dollars.

(b)	“Net Sales” shall mean […***…].

(c)	“Realization Date” shall mean the […***…] anniversary of the date on which the Net Sales of the Brain Cancer Therapies developed by Tocagen reach the Benchmark.

(d)	“Interest” shall mean simple interest at the rate of […***…] ([…***…]%) per annum calculated on the amount of the Grant not previously converted pursuant to paragraph 5.

(e)	“Outside Date” shall mean the date which is […***…] years after the Realization Date.

4.2 In the event Tocagen enters into a definitive agreement for (i) a favorable sale of all or substantially all of the capital stock of Tocagen in a transaction other than an IPO; (ii) a favorable merger of Tocagen with another entity, prior to the Outside Date; or (iii) a favorable sale of all or substantially all of the assets of Tocagen for cash prior to the Outside Date, each a “Favorable Transaction”, Tocagen shall, at the option of VABC (“Favorable Transaction Option”), pay to VABC the Grant Amount. Before or at the time of its approval of Tocagen’s entry into a definitive agreement for a transaction that could potentially qualify as a Favorable Transaction. Tocagen’s board of directors shall solely determine, in good faith, whether or not such transaction qualifies as a Favorable Transaction. If the Favorable Transaction Option is not exercised by VABC prior to completion of the first such Favorable Transaction then VABC’s ability to recover the Grant Amount shall expire upon completion of such Favorable Transaction.

5. Conversion Option.

(a)	Conversion Option. In the event the Grant Amount is to be repaid to VABC pursuant to Paragraph 4.1 of this Agreement, VABC shall have the right, at any time on or before the Outside Date and subject to the Condition Precedent, to convert all or any part of the Grant Amount into common stock in Tocagen as hereinafter provided (the “Conversion Right”). Tocagen shall have the right at its sole option to provide for the conversion of the Grant Amount to shares of Tocagen’s common stock in the event of an IPO (defined below). The Conversion Right expires upon the earliest of (i) the date of completion of a

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Change in Control (as defined in Schedule B hereto); (ii) the Outside Date; and (iii) the date of Tocagen’s payment of the Grant Amount to VABC.

(b)	Condition Precedent. VABC may exercise the Conversion Right provided that Tocagen has completed an initial public offering of common stock (the ‘IPO”) with proceeds to Tocagen from such offering of not less than
[…***…] ($[…***…]) dollars (before underwriting, discounts and expenses). The Conversion Right may be exercised simultaneously with the closing of the IPO or anytime before the Outside Date, subject to Tocagen’s sole determination, upon the advice of counsel, that an exemption from registration under the Securities Act of 1933 for such issuance is available.

(c)	Conversion Notice and Certificate Issuance. VABC may, at any time on or before the Outside Date, subject to Paragraph 5(a) and 5(b), deliver to Tocagen a written notice (the “Conversion Notice”) notifying Tocagen that (i) VABC elects to exercise its Conversion right on a date not less than […***…] or more than […***…] days after the notice; or (ii) VABC elects to exercises its Conversion Right simultaneously with an IPO (collectively the “Conversion Date”), in which event Tocagen shall cause all or a portion of the Grant Amount (subject to the partial Conversion provisions contained in subparagraph (d) below) to be converted into the common stock of Tocagen (the “Conversion”) on the Conversion Date. The Conversion Notice shall set forth the Conversion Date, and, if the Conversion is for less than the full Grant Amount, shall set forth the portion of the Grant Amount that will be converted into common stock. In the event the Conversion shall take place simultaneously with an IPO, the Conversion Notice need not specify an exact date for the Conversion but shall merely state that the Conversion Date will be upon the closing date of the IPO. As promptly as practicable after the Conversion Date, Tocagen shall issue and deliver to VABC, a duly issued stock certificate for Tocagen’s common stock for the Conversion set forth in the Conversion Notice. The Conversion shall be deemed to have been effected as of the close of business on the Conversion Date (or, in the case of a Conversion simultaneously with an IPO, upon the closing of such IPO), and VABC shall be deemed to have become the record owner of the common stock represented thereby on such date.

(d)	Partial Conversion. In the event of a partial Conversion, the outstanding Grant Amount will be reduced by the portion of the Grant Amount designated by VABC as being subject to the Conversion. All remaining amounts not converted to common stock as provided in subparagraph 5(e) below shall be subject to the provisions set forth in Paragraph 4.

(e)	Conversion Formula. In the event VABC exercises the Conversion Right, the Grant Amount shall, in the case of Conversion after an IPO, be converted to the common stock of Tocagen at a per share price equal to the closing stock price for one share of Tocagen common stock on the first trading day prior to the Conversion Date, and, in the case of Conversion simultaneously with an IPO, be converted to the common stock of Tocagen at the price-per-share to the public of Tocagen common stock in the IPO, in the event VABC exercises the Conversion Right, VABC agrees to accept the stock subject to any restrictions that are

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applicable to holders of unregistered securities of Tocagen generally, including, without limitation, restrictions on VABC’s ability to transfer or dispose of Tocagen stock pursuant to applicable laws and regulations and the restrictions set forth on Schedule A annexed hereto. VABC agrees to execute and deliver to Tocagen any documents as may be reasonably requested by Tocagen and its counsel, in connection with the issuance of the Tocagen common stock.

6. Restrictions on Grant Provisions. Tocagen agrees that it will use the Grant exclusively for the research and development and clinical trials of the Brain Cancer Therapies. The Grant may not be used to lobby or otherwise attempt to influence legislation, to influence the outcome of any public election, or to carry on any voter registration drive.

7. Brain Cancer Therapies Program Interruption.

(a)	Tocagen shall promptly notify VABC if Tocagen elects to discontinue, substantially scale back or suspend the Brain Cancer Therapies Program for any reason at any time during the Grant Period.

(b)	If during the Grant Period, Tocagen interrupts the Brain Cancer Therapies Program for a period of […***…] or more for reasons not related to lack of scientific merit, then Tocagen promptly shall (a) provide VABC with a summary report on work performed under this agreement and (b) return to VABC any unused Grant funds.

8. Brain Cancer Therapies Program Updates. Tocagen will provide to VABC during the Grant Period […***…] financial statement and such other reports as Tocagen regularly provides to its stockholders. Reports on the Brain Cancer Therapies Program need not be separately prepared if the information distributed to stockholders as described in this Paragraph 8 provides sufficient detail of the Brain Cancer Therapies Program during the applicable period.

9. Events and Activities. Should VABC request, a Tocagen representative will participate in at least one VABC presentation annually during the Grant Period (e.g. annual meeting, scientific workshop, etc), which individual shall be designated by Tocagen and reasonably acceptable to VABC.

10. Public Relations. The parties agree to individual party and joint party public relations during the Grant Period as follows:

(a)	Following execution of this agreement, VABC may issue a press release announcing the Grant, subject to Tocagen’s pre-approval;

(b)	VABC and Tocagen may include each other on their websites at the discretion and review of the other party;

(c)	Neither party may use the name or mark of the other party for business development or fundraising purposes without the advanced approval of the other party, unless otherwise required to be disclosed under law or regulation; and

(d)	Tocagen has the right to publicize the Grant and VABC’s support for the Brain Cancer Therapies Program.

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11. Scientific Publications and Presentations. Tocagen will strive to publish the results of the Brain Cancer Therapies Program related activities and research in a peer-reviewed scientific journal and present its findings at scientific conferences as soon as possible during or after the Grant Period in a manner that will advance scientific knowledge; such publications or presentations being consistent with conservative practices of commercial pharmaceutical development entities to protect its intellectual property and market its products. Nothing in this agreement shall require Tocagen to publish confidential business information, incomplete information, or information not regularly publically disclosed by a commercial pharmaceutical development company.

12. Acknowledgements. Tocagen shall use reasonable efforts to make appropriate reference to VABC in all manuscripts, poster presentations, news releases, or company publications resulting from this Grant supported research.

13. Other Grant Terms. In its sole discretion, VABC has the right to terminate this agreement should Tocagen discontinue the Brain Cancer Therapies Program during the Grant Period. VABC shall provide Tocagen with 90 days notice of any decisions to terminate this agreement.

14. General Provisions.

1.	Notices. Any notice under this agreement shall be in writing, and shall be delivered either (i) by hand delivery, (ii) by certified United States mail, return receipt requested, or (iii) by a nationally recognized overnight delivery service address to the parties at the addresses set forth on the first page of this agreement or such other address as the parties request in writing.

2.	Successor and Assigns. All of the terms and provisions of this agreement shall bind and inure to the benefit of the respective successors, assigns, heirs, administrators, or other legal representatives of VABC and Tocagen.

3.	Changes in Law. Tocagen and VABC agree to work cooperatively to provide each other with any additional information arising from a change in applicable law, regulation, or rule.

4.	Modifications in Writing. This agreement constitutes the entire understanding between the parties. Any modifications of this agreement must be in writing and signed by an authorized officer/executive of both parties, which must be the Chief Executive Officer (CEO) or the Chief Financial Officer (CFO) in the case of Tocagen.

5.	Applicable Law. This agreement shall be construed in accordance with and governed by the laws of California.

6.	Entire Agreement. This agreement, together with the Consulting Agreement between the parties dated concurrently with this agreement, constitutes the entire agreement between the parties hereto. No oral representations or other agreements have been made by the parties except as stated herein and therein. This agreement may not be changed in any way except as herein provided, and no term or provision thereof may be waived except in writing signed by a duly authorized officer or agent, which shall be the CEO of CFO in the case of Tocagen. The titles of any paragraph of this agreement are for convenience only and shall not be deemed to limit, restrict or alter the content, meaning or effect thereof.

IN WITNESS WHEREOF, the parties have, by duly authorized persons, executed this agreement, as of the date first above written.

TOCAGEN INC.		VOICES AGAINST BRAIN CANCER

By:	/s/ Thomas E. Darcy	By:	/s/ Michael Klipper
Name:	Thomas E. Darcy	Name:	Michael Klipper
Title:	EVP and Chief Financial Officer	Title:	Chairman
Address:		Address:

3030 Bunker Hill St., Suite 230		1375 Broadway, 3rd Floor,
San Diego, CA 92109		New York, NY 10018
USA		USA
Attention: Chief Executive Officer		Attention: Eric Lichtenstein Email: elichtenstein@knight.com
Facsimile: +1 858-412-8499

SCHEDULE A

MARKET STAND-OFF AGREEMENT. Stockholder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of Tocagen held by Stockholder, including the Stock (the “Restricted Securities”), during the 180-day period following the effective date of a registration statement of Tocagen filed under the Securities Act of 1933, as amended (the “Lock Up Period”), or such longer period, not to exceed 34 days after the expiration of such 180-day period, as the underwriters or Tocagen shall request in order to facilitate compliance with NASD Rule 2711. Stockholder agrees to execute and deliver such other agreements as may be reasonably requested by Tocagen and/or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In order to enforce the foregoing covenant, Tocagen may impose stop-transfer instructions with respect to Restricted Securities until the end of such period. The underwriters of Tocagen’s stock are intended third party beneficiaries of this Market Stand-off Agreement and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. For the avoidance of doubt, if Stockholder sells any securities of Tocagen either (a) on the open market after Tocagen’s initial public offering under an effective registration statement filed under the Securities Act of 1933, as amended, or (b) pursuant to Rule 144 under such Act, then, provided such sale otherwise complies with the terms of this Market Stand-off Agreement, the securities so sold by Stockholder shall cease to be subject to the provisions of this Market Stand-off.

SCHEDULE B

“Change in Control” shall mean (a) a sale of all or substantially all of the assets of Tocagen; (b) a merger or consolidation in which Tocagen is not the surviving corporation (other than a merger or consolidation in which stockholders immediately before the merger or consolidation have, immediately after the merger or consolidation, a majority of the voting power of the surviving corporation); (c) a reverse merger in which Tocagen is the surviving corporation but the shares of Tocagen’s Common Stock outstanding immediately preceding the merger are converted by, virtue of the merger into other property, whether in the form of securities, cash or otherwise (other than a reverse merger in which stockholders immediately before the merger have, immediately after the merger, a majority of the voting power of the surviving corporation); or (d) any transaction or series of related transactions in which in excess of 50% of Tocagen’s voting power is transferred, other than the sale by Tocagen of stock in transactions the primary purpose of which is to raise capital for Tocagen’s operations and activities.